TALOS ENERGY INC.

TALOS PRODUCTION LLC

500 Dallas Street, Suite 2000

Houston, Texas 77002

September 25, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Talos Energy Inc.

Talos Production LLC

Talos Production Finance Inc.

Talos Energy Operating Company LLC

Talos Energy Operating GP LLC

Talos Energy Offshore LLC

Talos ERT LLC

CKB Petroleum, LLC

Talos Gulf Coast LLC

Talos Gulf Coast Offshore LLC

Talos Gulf Coast Onshore LLC

Talos Energy International LLC

Talos Petroleum LLC

Talos Management Intermediary LLC

Talos Management Holdings LLC

Talos Energy LLC

Stone Energy Holding, L.L.C.

Talos Resources LLC

Talos Energy Phoenix LLC

Talos Energy Holdings LLC

Talos Argo Inc.

Registration Statement on Form S-4 (File Nos. 333-227362, 333-227362-01, 333-227362-02, 333-227362-03, 333-227362-04, 333-227362-05, 333-227362-06, 333-227362-07, 333-227362-08, 333-227362-09, 333-227362-10, 333-227362-11, 333-227362-12, 333-227362-13, 333-227362-14, 333-227362-15, 333-227362-16, 333-227362-17, 333-227362-18, 333-227362-19, 333-227362-20)

Securities and Exchange Commission

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Talos Production LLC (the “Company”), Talos Production Finance Inc. (the “Co-Issuer” and, together with the Company, the “Issuers”), Talos Energy Inc. and certain of the Company’s subsidiaries (collectively, the “Guarantors,” and the Guarantors, together with the Issuers, the “Co-Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to September 27, 2018 at 4:00 p.m. Eastern time or as soon thereafter as may be practicable.

The Co-Registrants request that they be notified of such effectiveness by a telephone call to Brendan Christian of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3111.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by each of the Co-Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

If you have any questions regarding the foregoing, please Tracey A. Zaccone (212-373-3085) or Brendan Christian (212-373-3111) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Securities and Exchange Commission

Very truly yours,

Talos Energy Inc.
Talos Production LLC
Talos Production Finance Inc.
Talos Energy Operating Company LLC
Talos Energy Operating GP LLC
Talos Energy Offshore LLC
Talos ERT LLC
CKB Petroleum, LLC
Talos Gulf Coast LLC
Talos Gulf Coast Offshore LLC
Talos Gulf Coast Onshore LLC
Talos Energy International LLC
Talos Petroleum LLC
Talos Management Intermediary LLC
Talos Management Holdings LLC
Talos Energy LLC
Stone Energy Holding, L.L.C.
Talos Resources LLC
Talos Energy Phoenix LLC
Talos Energy Holdings LLC
Talos Argo Inc.

By:	/s/ William S. Moss III
Name:	William S. Moss III
Title:	Executive Vice President and General Counsel

cc: Tracey A. Zaccone, Esq.

      Paul, Weiss, Rifkind, Wharton & Garrison LLP

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